SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 54)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                September 3, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

CUSIP No.  669 752107                                         Page 2 of 14 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        13,430,427 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    13,430,427 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 14 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        1,000,000 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           13,430,427 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    1,000,000 shares

                           10.      Shared Dispositive Power
                                    13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 14 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           14,430,427 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 54 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,000,000 Communications loaned to the Issuer on September 3, 1998, the funds for the $1,000,000 Communications loaned to the Issuer on September 24, 1998, the funds for the $500,000 Communications loaned to the Issuer on October 6, 1998, the funds for the $1,000,000 Communications loaned to the Issuer on October 16, 1998, the funds for the $600,000 Communications loaned to the Issuer on October 30, 1998, the $1,000,000 Communications loaned to the Issuer on November 18, 1998, and the $900,000 Communications loaned to the Issuer on December 17, 1998 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material immediately prior to the caption "Certain Loans to the Issuer" the following:

         On December 15, 1998, Crown engaged Daniels & Associates, L.P. ("Daniels") as the exclusive representative of Crown for the purpose of assisting Crown in its efforts to identify a strategic partner or a strategic alliance with respect to its loans to and equity investments in the Issuer. Daniels will assist Crown to analyze, identify and recommend structures for potential strategic alliances and propose prospective valuations for Crown's investment in the Issuer. Daniels' involvement will include eliciting interest from prospective partners and assisting Crown in assessing the various proposals and offers with respect to its investment in the Issuer.

         The foregoing description of Crown's engagement of Daniels is qualified in its entirety by the text of the engagement letter dated December 14, 1998 from Daniels to Crown, and acknowledged and accepted by Crown on December 15, 1998 which is attached hereto as Exhibit 54.1 and is incorporated herein by reference.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On September 3, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On September 24, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On October 6, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $500,000.

         On October 16, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On October 30, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $600,000.

         On November 18, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On December 17, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $900,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 54.

Item 7.       Items to be Filed as Exhibits

Exhibit        Description

54.1 Letter dated December 14, 1998 from Daniels & Associates, L.P. to Crown Communications Corporation, acknowledged and accepted by Crown Communication Corporation on December 15, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  December 22, 1998


                                            CONCEPT COMMUNICATIONS, INC.


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary


                                            CROWN COMMUNICATIONS CORPORATION


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary


                                            CROWN CAPITAL CORPORATION


                                            /s/ Nicholas Chiaia
                                            By: Nicholas Chiaia, Secretary

                                  Exhibit Index

Exhibit        Description                                                  Page

54.1           Letter dated December 14, 1998 from Daniels & Associates,       9
               L.P. to Crown Communications Corporation, acknowledged and accepted by Crown Communication Corporation on December 15, 1998.